

July 19, 2022

Kimberly Lody
Chief Executive Officer
Sonida Senior Living, Inc.
16301 Quorum Drive, Suite 160A
Addison, TX 75001

> **Re: Sonida Senior Living, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **Form 8-K Filed May 23, 2022**
> **File No. 001-13445**

Dear Ms. Lody:

We have reviewed your July 8, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 24, 2022 letter.

Form 8-K Filed May 23, 2022

Exhibit 99.1
Reconciliation of Non-GAAP Measures, page 0

1.   We note your response to prior comment 2 that excluding certain corporate overhead expenses from your non-GAAP measures including all of general and administrative expenses is appropriate and relevant for your stakeholders. However, your response does not address how these non-GAAP measures comply with the guidance in Question 100.01 of the Non-GAAP Financial Measures C&DI, given that these expenses appear to be normal, recurring cash operating expenses necessary to operate your business. Please

revise your future filings to remove this adjustment from your non-GAAP measures or, as previously requested, explain to us in detail why this adjustment is appropriate based upon the guidance in Question 100.01 of the Non-GAAP Financial Measures C&DIs.

You may contact Tara Harkins at (202) 551-3639 or Eric Atallah, Reviewing Accountant, at (202) 551-3663 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences